 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

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Indicate by check mark whether the Registrant files or will file annual reports
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Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information
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Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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29 July 2016
London

Press Release

PEARSON 2016 INTERIM RESULTS (UNAUDITED)
Pearson is trading in-line with the expectations set in February and is reiterating 2016 guidance which remains based on our current portfolio of businesses and exchange rates on 31 December 2015. Our growth and simplification plan is on-track and our 2018 goals are unchanged. If current exchange rates persist until the end of 2016 the earnings per share guidance range will increase by approximately 4p.

●      Trading in-line with our expectations
o  Sales of £1,866m declined 7% in underlying terms primarily due to the expected declines in assessment revenues in the US and UK, which are weighted towards the first half of the year, but also the phasing of both gross sale and returns in North American Higher Education courseware.
o  Revenues declined 11% at constant exchange rates, reflecting underlying revenue declines, the impact of a change in revenue model at Connections Education which now records revenue for services charged at cost on a net basis, and the disposal of PowerSchool. Headline sales decreased 7% with the benefit from the strength of the US Dollar against Sterling partly offset by the weakness of key emerging market currencies.
o  Deferred revenues grew 5% in underlying terms.
o  Adjusted operating profit of £15m is in-line with our expectations and down £39m when compared to H1 2015 reflecting lower revenues, incentive compensation accruals and dual IT running costs, partly offset by initial savings from our simplification programme and phasing of integration benefits at Penguin Random House.
o  Adjusted loss per share of (1.3)p (H1 2015: adjusted earning per share 4.4p) reflected the lower adjusted operating profit and interest charges.
o  Net debt fell by £863m to £1,426m (H1 2015: £2,289m) with the proceeds from disposals partly offset by the impact of the depreciation of Sterling against the US Dollar on the Sterling value of our Dollar denominated debt.
o  Dividend held level at 18p, in-line with previous guidance, reflecting the Board's confidence in the medium term outlook.

●      Simplification and growth plan on-track: We have made good progress in delivering the simplification and change programmes that we announced on 21 January (http://pear.sn/10EPp5). Approximately 3,450 of the targeted reduction in headcount of 4,000 Full Time Equivalent (FTE) employees have been notified of exit. Key changes include the creation of a global product organisation, further simplification of back office functions such as technology and finance, and the scaling down of some of our direct delivery businesses. Our global ERP implementation is on-track with HR and Finance systems going live in the UK in May and July, respectively. We still expect to incur restructuring costs of approximately £320m in 2016 and to generate annualised savings of approximately £350m, with approximately £250m of these savings in 2016 and a further £100m in 2017.  Our investments in new digital products and services, including our New Student Experience for Wall Street English and our first online degree partnership in the UK, are building Pearson's future growth potential.

●      Statutory results reflect the costs of implementing the plan: Our statutory results showed a loss from continuing operations of £286m (£129m loss in 2015) primarily reflecting lower adjusted operating profit and the impact of restructuring charges.

●      2016 outlook reiterated: Many of the factors outlined in our full year guidance in February have proportionately a much greater impact on our first half results given the heavy weighting of our profits and cash flow to the second half of the year. These factors become proportionately much less significant during the larger second half of the year when, in addition, we will also benefit from most of the savings from the simplification programme. In 2016, we continue to expect to report adjusted operating profit and adjusted earnings per share before the costs of restructuring of between £580m and £620m and between 50p and 55p, respectively, with the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors. This guidance remains based on our current portfolio of businesses and exchange rates on 31 December 2015. If current exchange rates persist until the end of 2016 the earnings per share guidance range will increase by approximately 4p.

●      2018 goals unchanged: With the full benefits of our simplification programme, the launch of new products, and stability returning to US college enrolments and the UK qualifications market by the end of 2017, we expect adjusted operating profit to be at or above £800m in 2018.

●      Our 2015 Sustainability Report was released on 11 July and introduces Pearson's new five year plan to integrate sustainability into every aspect of its business and to help drive forward the United Nation's 2030 Sustainable Development Goals (SDGs) by contributing educational expertise, knowledge and resources to address key global sustainability challenges.

Pearson's chief executive, John Fallon said:

"We are making good progress on the programme of work we began in January to simplify the company and return to growth, and we are performing well against the financial, operational and educational milestones we set out in February.

"It is still relatively early in the year, and we have two big trading quarters in education ahead of us. Nonetheless we are trading in line with our 2016 expectations, and making progress toward our target of £800m or more of operating profit by 2018."

FINANCIAL SUMMARY

£ millions	2016	2015	Headline growth	CER growth	Underlying growth
Business performance
Sales	1,866	1,997	(7)%	(11)%	(7)%
Adjusted operating profit	15	54	(72)%	(81)%	(80)%
Adjusted (loss)/earnings per share	(1.3)p	4.4p	n/a
Operating cash flow	(210)	(333)	37%
Free cash flow	(408)	(424)	4%
Net debt	(1,426)	(2,289)	38%
Statutory results
Sales	1,866	1,997	(7)%
Operating loss	(286)	(129)	n/a
Loss before tax	(306)	(132)	n/a
Basic loss per share	(27.1)p	(9.7)p	n/a
Cash used in operations	(266)	(275)	3%
Dividend per share	18.0p	18.0p	0%
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, sales and adjusted operating profits exclude FT Group while adjusted earnings per share include FT Group. Continuing operations exclude FT Group.
b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7, 14 and 16.

DIVISIONAL ANALYSIS - GEOGRAPHY

£ millions	2016	2015	Headline growth	CER growth	Underlying growth
Sales
North America	1,164	1,263	(8)%	(15)%	(9)%
Core	370	391	(5)%	(8)%	(6)%
Growth	332	343	(3)%	0%	0%
Continuing operations	1,866	1,997	(7)%	(11)%	(7)%
FT Group		160	n/a	n/a	n/a
Total sales	1,866	2,157	(13)%	(17)%	(7)%
Adjusted operating profit
North America	2	19	(89)%	n/a	n/a
Core	(7)	33	n/a	n/a	n/a
Growth	(12)	(22)	45%	59%	59%
Penguin Random House	32	24	33%	25%	25%
Adjusted operating profit from continuing operations	15	54	(72)%	(81)%	(80)%
FT Group		18	n/a	n/a	n/a
Total adjusted operating profit	15	72	(79)%	(86)%	(80)%
2015 results have been restated to reflect FT Group in discontinued operations and changes in management responsibilities between the Geographies which were effective from 1 January 2016.

OUR STRATEGY

Pearson is the world's learning company, with world class capabilities in educational courseware and assessment, based on a strong portfolio of products and services, powered by learning technology. Our strategy of combining these core capabilities with related services that enable our partners to scale online, reaching more people and ensuring better learning outcomes, will provide Pearson with a larger market opportunity, a sharper focus on the fastest-growing education markets and stronger financial returns.

2016 OUTLOOK

Our 2016 outlook is unchanged from that set out at our preliminary results on 26 February. In 2016, we continue to expect to report adjusted operating profit before restructuring costs of between £580m and £620m. This reflects the impact of: the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors (including dual running costs as we rationalise our technology infrastructure, cost inflation and increased pre-publication amortisation relating to new product launches).

We expect adjusted earnings per share to be between 50p and 55p, after a normalised interest charge of approximately £60m and a tax rate of approximately 19%. This guidance is based on our current portfolio of businesses and exchange rates on 31 December 2015. If current exchange rates persist until the end of 2016 the earnings per share guidance range will increase by approximately 4p.

The major factors behind this guidance are as follows:

Trading conditions

While we expect to achieve continued good growth in areas such as virtual schools and online programme management, we anticipate trading conditions to remain challenging in our major markets in 2016.

In North America, our largest market, we anticipate US college enrolments will be flat given forecast modest improvements in US employment; a smaller adoption market in K-12 learning services and lower participation rate will be partially offset by growth in Open Territories driven by new products; reduced testing revenues in North America reflecting State and National Assessment contract losses worth approximately £100m announced in 2015; growth in Clinical Assessments and Professional Certification.

In our Core markets (which include the UK, Italy and Australia), we expect modest declines in vocational course registrations in UK schools, ongoing pressure in our various learning services businesses, partially offset by growth in managed services in Australia and the UK.

In our Growth markets (which include Brazil, China, India and South Africa), we expect continued pressure in South Africa on government spending on textbooks and lower enrolments in CTI, macro-economic pressures in emerging markets, specifically China and Brazil, offset by growth from new products such as the New Student Experience.

In Penguin Random House, we anticipate that additional benefits from the ongoing integration of the business will be broadly offset by reduced demand for ebooks, following industry-wide terms changes in 2015.

Portfolio changes

We completed the sale of PowerSchool on 31 July 2015 for £222m; the sale of The Financial Times on 30 November 2015 for £858m; substantially completed the sale of our 50% stake in The Economist Group on 16 October 2015, with final completion on 23 March 2016, for £469m. In addition we disposed of Fronter and a number of print textbook lists in the US. Total disposals contributed approximately £90m to 2015 operating profit which will not recur in 2016.

Other operational factors

Dual running costs from technology implementations, increased investment amortisation from new product launches and cost inflation will increase costs by approximately £90m in 2016 when compared to 2015.

Incentive compensation

Group incentive compensation was zero in 2015 reflecting the weakness of performance versus budget. The incentive pool will be reinstated to £110m in 2016 to ensure our work force is incentivised to sustain its strong competitive performance and to implement a significant programme of change within the company.

Restructuring

Building on the work we have done over the last three years, we are taking further action to simplify our business and reduce our costs and position us for growth in our major markets. We will: create a single courseware product organisation; integrate our North American assessment operations; reduce our exposure to large scale direct delivery and focus on more scalable online, virtual, and blended services; implement major efficiency improvements across all our enabling functions - technology, finance, HR; and rationalise our property portfolio and renegotiate and consolidate major supplier agreements.

To implement this programme, we will incur costs of approximately £320m in 2016 and expect to generate annualised savings of approximately £350m, with approximately £250m of savings in 2016 and a further £100m of savings in 2017.  Approximately 3,450 of the targeted reduction in headcount of 4,000 FTEs have been notified of exit.

Currency movements

In 2015, Pearson generated approximately 63% of its sales in the US, 6% in Greater China, 5% in the Euro zone, 3% in Brazil, 2% in Canada, 2% in Australia, 2% in South Africa and 1% in India and our guidance is based on exchange rates at 31 December 2015. If current exchange rates persist until the end of 2016 the earnings per share guidance range will increase by approximately 4p.

Interest and tax

We expect our interest charge to be approximately £60m with lower average net debt levels offset by the absence of released accrued interest payments on tax provisions following settlements. We expect a tax rate of approximately 19% on our total profit before tax (which includes the post-tax contribution from Penguin Random House).

FOR MORE INFORMATION:
Simon Mays-Smith / Brendan O'Grady                                                                        + 44 (0)20 7010 2310

Pearson's results presentation for investors and analysts will be audiocast live today from 0830 (BST) and available for replay from 1200 (BST) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

Analyst and investor conference call details:

Direct DDI (s) for Participant Connection
UK Toll Number: +44 (0) 203 139 4830
UK Toll-Free Number: +44 (0) 808 237 0030

Participant Pin Code
22731571#

Audience URL
http://event.onlineseminarsolutions.com/r.htm?e=1224032&s=1&k=55F67263CE01E326AE306358355E0795

Throughout this statement, growth rates are given based on continuing operations, excluding FT Group (unless otherwise stated). Underlying growth rates exclude the impact of both currency movements and portfolio changes.

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

FINANCIAL OVERVIEW

Profit & loss statement. In the first half of 2016, Pearson's sales decreased by £131m in headline terms to £1,866m primarily due to the expected weakness in assessment revenues in the US and UK, which are weighted towards the first half of the year and the phasing of both gross sales and returns in North American Higher Education courseware. Total adjusted operating profit from continuing operations fell £39m to £15m (2015: £54m) reflecting revenue declines, incentive compensation accruals and dual IT running costs, partly offset by initial savings from our simplification programme and phasing of integration benefits at Penguin Random House.

Currency movements, primarily from the depreciation of Sterling against the US Dollar during the period, increased sales by £86m and operating profits by £5m.

At constant exchange rates (i.e. stripping out the impact of those currency movements), our sales fell by 11% and adjusted operating profit fell by 81%.

The net effect of disposals and revenue model adjustments reduced sales by £88m and operating profits by £4m.

Stripping out the impact of portfolio changes and currency movements, revenues were down 7%. The impact of currency movements and portfolio changes on adjusted operating profit was not material.

Net interest payable in the first half of 2016 was £27m, compared to £29m in 2015, with the benefit from lower average debt offset by the impact of the depreciation of Sterling against the US Dollar.

Our tax rate in the first half of 2016 was 19% compared to 17% in 2015, reflecting tax settlements in 2015.

Adjusted loss per share was (1.3)p (2015: adjusted earnings per share 4.4p).

Statutory results. Our statutory results showed an operating loss of £286m (£129m loss in 2015). The statutory loss before tax was £306m (£132m loss in 2015). The statutory loss for the period was £220m (£79m loss in 2015). The decrease reflects lower operating profit including restructuring charges of £171m and other losses of £18m, primarily due to the costs of closing Wall Street English in Germany.

Balance sheet and cash flow. Our net debt decreased to £1,426m (H1 2015: £2,289m) with the proceeds from disposals offset by the impact of the depreciation of Sterling against the US Dollar on the Sterling value of our Dollar denominated debt. The smaller seasonal cash outflow in the first half 2016 includes the negative impact of lower operating profit, restructuring charges and a previously announced contribution to the Financial Times pension fund related to the disposal of FT Group offset by lower incentive compensation payments related to 2015 performance.

Dividend. The Board has declared an interim dividend of 18p per share, level with last year, in line with previous guidance, reflecting the Board's confidence in the medium term outlook.

NORTH AMERICA
Revenues fell 9% in underlying terms, primarily due to anticipated assessment revenue declines. In School, strong growth in Connections Education and Clinical Assessments and market share gains in Open Territories in K-12 courseware offset expected weakness in assessments revenues, which is weighted towards the first half of the year, and the impact of a planned lower participation rate in a smaller new adoption market in K-12 courseware. In Higher Education, strong growth in Higher Education Online Program Management and integrated digital courseware was more than offset by the impact of our decision to retire Learning Studio, a higher education learning management system (LMS), and the phasing of courseware gross sales and returns. In VUE, higher volumes of Professional Certification assessments resulted in good growth.

Revenues declined by 15% at CER reflecting underlying trends, a change in revenue model for services charged at cost from gross to net at Connections Education, and the disposal of PowerSchool. Revenues were 8% lower in headline terms reflecting the strength of the US Dollar against Sterling.

Adjusted operating profits fell £17m to £2m reflecting revenue declines and the absence of list sales partially offset by cost savings from our simplification programme.

Kevin Capitani has been appointed President of Pearson North America, bringing over 20 years of high level sales and strategic leadership at SAP, to continue our ongoing transition from analogue to digital, and from products to services. Don Kilburn will move into a senior business development role.

Courseware
In School, revenues were level with the previous year, with a smaller new Adoption Market and our lower participation rate offset by strong growth and market share gains in Open Territories resulting from new product launches. Our new adoption participation rate fell from 93% in 2015 to 64% in 2016 due to our decision not to compete for the California Grades K-8 English Language Arts (ELA) adoption with a core basal programme. We won an estimated 30% share of adoptions competed for (31% in 2015) and 21% of total new adoption expenditure of $470m (29% of $730m in 2015). We performed strongly in new adoptions in Grades K-5 Science in South Carolina and Alabama and Grades 6-12 ELA in Oklahoma. In the Open Territories, we grew strongly benefiting from our new MyPerspectives programme in Grades 6-12 ELA, ReadyGen in elementary reading, Investigations 3.0 in K-5 Math and the extension of enVisionMATH to cover Grades 6-8.  iLit continued to grow strongly and shows compelling efficacy over the academic year with students using the programme who took the beginning and end of year assessments achieving an average of two years of reading growth. Students in classes in which teachers have been using the programme for multiple years fared even better, typically achieving three or even four years of growth.

In Higher Education, total US College Spring enrolments fell 1.4%, with combined two-year public and four-year for-profit enrolments declining 4%, affected by rising employment rates and regulatory change impacting the for-profit and developmental learning sectors, partially offset by modest growth in enrolments at four year public and private not for profit institutions. Gross revenues in our Higher Education courseware business declined, despite market share gains, which reflected spring enrolments and the later phasing of loose leaf sales. Net revenues also declined, in part reflecting the gross sales decline and in part the earlier phasing of retailer returns in the first half of 2016. We performed strongly in Science and Business & Economics with key titles including Appling Biochemistry: Concepts & Connections 1e and Amerman Human Anatomy & Physiology 1e. Marieb Human Anatomy & Physiology 10e, Young, Freedman University Physics 14e and Parkin Economics 12e. Global digital registrations of MyLab and related products grew 2%. In North America, digital registrations grew 1% with good growth in Science, Business & Economics and REVEL partly offset by continued softness in Developmental Mathematics. Skill Builder Adaptive Practice, our in-house adaptive homework solution launched in six titles in Spring 2016 and will expand to 50 additional titles by Fall 2016. Faculty generated studies indicate that the use of MyLab, Mastering and REVEL programmes, as part of a broader course redesign, can support improvements in student test scores and lower institutional cost (http://pear.sn/IZxLE). Preliminary findings from an efficacy study suggest that students in Developmental Mathematics courses who complete on average 50 of the learning objectives in MyMathLab-Developmental double their odds of passing the course and that users of MyWritingLab who complete seven topics increase their final Exam Scores by around 14%. In institutional courseware solutions, Pearson signed more than 30 significant large-scale, enterprise adoptions of cross-discipline digital content, where content is purchased via an upfront course fee and integrated with university IT systems, including University of Tennessee - Knoxville (UTK) and Kentucky State University (KYSU).

Assessment
In School Assessment (State and National Assessments), revenues declined significantly due to previously announced contract losses. The states of Arkansas, Mississippi and Ohio discontinued PARCC assessments and we ceased to administer the majority of the current Texas STAAR contract. Paper based standardised test volumes fell 46% to 12.4 million. Standardised online test volumes fell 16% to 20.4 million, with online tests on the TestNav platform now accounting for over 62% of our testing volumes. Pearson successfully delivered English Language Arts and Math PARCC assessments to 3.3 million students across seven states and the District of Columbia. We were awarded a one-year emergency contract in Tennessee to score and report 2016 state assessments; in Florida we were awarded a new contract to administer Science and Social Studies components of the Florida Standards Assessment (FSA); and in Arizona we extended our contract to administer English language learner assessments.

In Professional Certification, VUE global test volume grew to over 8 million, up 4% year on year, boosted by continued growth in IT, Professional, GED and US teacher certification programmes. We renewed our contract with the Computing Technology Industry Association (CompTIA) for three years and the Florida Department of Business & Professional Regulation for five years.

Clinical Assessment grew strongly benefiting from continued growth of the fifth edition of the Wechsler Intelligence Scale for Children (WISC-V) and strong growth in Behavior Assessment for Children 3e (BASC). Q-Interactive, Pearson's digital solution for Clinical Assessment administration also grew rapidly with continued strong growth in license sales and with sub test administrations more than doubling over the same period last year.

Services
Connections Education, our virtual school business served over 68,000 FTE students through full-time virtual and blended school programmes during June 2016, up 9% from 2015, boosted by good organic growth and a new statewide school in North Carolina. Five new Connections partner schools have been approved to open in the 2016-17 school year. The 2016 Connections Education Parent Satisfaction Survey showed strong results with 92% of families with students enrolled in full-time online partner schools stating they would recommend Connections Academy schools to others.

In Pearson Online Services, our Higher Education Online Program Management (OPM) business, course enrolments grew strongly, up 23% to over 165,000, boosted by strong growth in Arizona State University Online. We extended our collaboration with Maryville University to launch Bachelor's and Master's degrees in Accounting; our partnership with University of Nevada Reno will launch a second programme, a Master's in Public Health; and University of Alabama at Birmingham will launch a new online MBA programme. Regis College of Weston, Massachusetts signed a new partnership with Pearson to launch a Master's in Nursing and Health Administration.

CORE
Revenues declined by 6% in underlying terms, primarily due to expected declines in vocational course registrations in UK schools, the impact of which is more heavily weighted towards the first half of the year. Strong growth in English assessments and OPM services in Australia was more than offset by the closure of Wall Street English Germany and declines in courseware revenues.

Revenues declined by 8% at CER and by 5% in headline terms due to underlying movements, the disposal of Fronter and currency movements.

Adjusted operating profit declined £40m to a loss of £7m reflecting revenue declines in higher margin businesses and costs related to the introduction of new qualifications.

Courseware
Revenues declined primarily due to phasing in small markets in Europe and Africa, but also due to modest declines in the UK and Australia. Moderate growth in UK secondary, due to the successful delivery of "The Crunch" food project in partnership with the Wellcome Trust, was offset by declines in primary due to a smaller adoption cycle and increased deferred revenue associated with digital products and a smaller textbook market in higher education. 1.9 million pupils are now using a service on ActiveLearn Primary, including Bug Club, up from 1.4 million a year ago. We launched a number of print and digital courseware series to support the teaching of Pearson qualifications aligned to the new UK curriculum including Edexcel GCSE Science and Edexcel GCSE History. In Higher Education, we are piloting REVEL in the UK and Australia.

Assessment
In Assessment, UK qualifications have been impacted by government policy, where changes to accountability measures have led to lower BTEC registrations in the 2015-16 school year. GCSE and GCE entries for summer 2016 declined modestly compared with 2015, primarily due to lower AS level entries. We successfully delivered the National Curriculum Test for 2016, marking 3.5 million scripts from 1.8 million students and successfully supported the transition from levels to scaled scores.

Clinical Assessment grew well in Australia benefiting from strong growth in the Wechsler Intelligence Scale for Children (WISC-V).

At VUE, we were awarded contracts to continue to administer the UK Driving Theory test for the DVSA for four years from September 2016, to continue to provide testing services to the Construction Industry Training Board for four years from April 2017 and to administer the UK Clinical Aptitude Test for five years from January 2017.

The Pearson Test of English Academic (PTEA) saw continued strong growth in global test volumes with the Australian Department of Immigration and Border Protection accepting the test for proof of English ability for a range of student visas. The test can be taken in 50 countries and thousands of higher education institutions worldwide now accept PTE Academic as proof of English proficiency including Harvard Business School, INSEAD, Yale and Wharton Business School.

Services
In Higher Education Online Services, our Online Program Management business grew strongly in Australia with combined course enrolments up nearly 200% from 2015. The growth of our partnership with Monash University was led by the Graduate Diploma in Psychology, which is now one of Monash's largest postgraduate courses. At Griffith University continued growth was driven by consistent demand for the MBA programme and recent launch of Master's courses in Marketing and Global Law. In the UK, Kings College London partnered with Pearson to launch online postgraduate degree programmes in Psychology and Law.

Wall Street English revenues grew strongly in Italy as we rolled out the New Student Experience (NSE) in 27 centres in the country. The NSE delivers a next generation Wall Street English service with adaptive, personalised learning incorporating Pearson's Global Scale of English. We announced the closure of our unprofitable Wall Street English schools in Germany.

GROWTH
Revenues were level in underlying terms. In China, growth in adult English language learning and English courseware was partly offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in our English language learning business, related to macroeconomic pressures, but profits were stable. In South Africa, revenues grew modestly with growth in school textbooks, which benefited from phasing, offset by enrolment declines at CTI, in part due to the impact of campus rationalisation. In the Middle East revenues fell significantly due to our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015. Excluding the impact of the exit from this agreement, underlying revenues in Growth were up 3%.

Revenues were flat at CER and declined by 3% in headline terms due to currency movements.

Adjusted operating profit increased £10m to a loss of £12m reflecting the benefits of restructuring and the absence of a contract termination charge which impacted the first half of 2015.

Courseware
Courseware revenues grew strongly, due to the impact of new products and phasing. In China, School and English language courseware grew strongly. In South Africa, school textbooks grew sharply, primarily due to phasing. In South America, English language courseware grew strongly in Argentina and Mexico partially offset by weakness in Brazil. The Middle East School courseware declined modestly, mostly due to phasing.

Services
In China, growth in Wall Street English was partly offset by declines at Global Education. Enrolments grew 5% at WSE, to 68,800. We launched the New Student Experience across all 68 WSE China centres, opened two new retail centres in Beijing and Shenzen and a new corporate training centre in Shenzen to support long term customers including Huawei. Global Education revenue declined with lower enrolments partially offset by an ongoing shift to more intensive premium courses with smaller class sizes and new products.

In Brazil, revenues in our sistemas business were level with last year, whilst revenues in English language learning fell due to challenging economic conditions.

In South Africa, student enrolments at CTI universities fell by 25% to 8,500 driven by tightening consumer credit affecting re-enrolment rates, smaller cohorts of qualified students in recent years and the impact of campus rationalisation as part of our simplification plan.

In India, enrolments at our managed schools grew 14% to over 28,000 students. Pearson MyPedia, an inside service 'sistema' solution for schools comprising print and digital content, assessments and academic support services, expanded to nearly 200 schools with over 56,000 learners.

In Mexico, our fully accredited online university partnership, UTEL, increased the number of students enrolled by 33% to over 15,500.

PENGUIN RANDOM HOUSE
Penguin Random House had a solid performance in the first half of 2016 with reduced demand for e-books following last year's industry-wide digital-terms changes offset by the phasing of further integration benefits.  Its business benefitted from million-copy sales of several ongoing titles, such as The Girl on the Train, as well as multiple newly published number one bestselling books across its territories.

The U.S. business published 316 New York Times print and e-book bestsellers in H1 2016 (2015 H1: 306). The division achieved tremendous success with two previously published novels by Jojo Moyes:  Me Before You, the basis for the hit film, and its sequel After You, which together, in print and digital, sold more than 2.4 million copies.  Marie Kondo is another half-year million-copy author, with her 2014 nonfiction The Life-Changing Magic of Tidying Up, and Spark Joy, published in January.  Paula Hawkins's The Girl on the Train sold an additional 800,000 copies in all formats.  Other newly published number one Adult titles for the period were When Breath Becomes Air by Paul Kalanithi; Fool Me Once by Harlan Coben; Extreme Prey by John Sandford; and Cravings by Chrissy Teigen.  Dr. Seuss's classic children's books sold almost three-million copies in H1, and books by Roald Dahl, Jeff Kinney, Rick Yancey, Eric Carle, and R.J. Palacio delivered strong children's sales.

The UK business published titles which made 570 appearances on the 2016 H1 Sunday Times bestseller lists (2015 H1: 471).  Continuing demand for The Girl on the Train resulted in more than 1.1 million print and e-books sold during the six months.  Additional key titles are Me Before You and After You by Jojo Moyes, in tandem selling 1.2 million copies; Mary Berry: Foolproof Cooking; The Road to Little Dribbling by Bill Bryson; and the paperback reprint of Lee Child's Make Me.

In the second half of this year Penguin Random House is expecting success with new books by Jay Asher, Margaret Atwood, Johanna Basford, Dan Brown, Bill Bryson, Johnny Cash, Lee Child, Harlan Coben, Phil Collins, Pat Conroy, Clive Cussler, Janet Evanovich, Carrie Fisher, Ina Garten, John Grisham, Robert Harris, Carl Hiaasen, P.D. James, Jeff Kinney, John le Carré, Ian McEwan, Jojo Moyes, Jamie Oliver, James Patterson, Jodi Picoult, Rick Riordan, Philip Roth, John Sandford, Zadie Smith, Danielle Steel, and Zoe Sugg; as well as such major movie tie-ins as The Girl on the Train; Jack Reacher 2; Dan Brown's Inferno; and Rogue One, the new Star Wars™ film.

In June, Penguin Random House announced the sale of Fodor's, its U.S. travel-content division, to Internet Brands, a leading Los Angeles-based online media and technology company.

FINANCIAL REVIEW

Operating result
Due to seasonal bias in some of the Group's businesses, Pearson makes a higher proportion of its sales and the majority of its profits in the second half of the year.

On a headline basis, sales from continuing operations for the six months to 30 June 2016 decreased by £131m or 7% from £1,997m for the first six months of 2015 to £1,866m for the equivalent period in 2016. Adjusted operating profit from continuing operations decreased by £39m or 72% from £54m in the first six months of 2015 to £15m in 2016.

Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. On an underlying basis, sales from continuing operations for the first six months also decreased by 7% in 2016 compared to 2015 and the impact of currency movements and portfolio changes on adjusted operating profit was not material. In 2016, currency movements increased sales by £86m and portfolio changes decreased sales by £88m.

Our portfolio change is calculated by taking account of the additional contribution (at constant exchange rates) from acquisitions, however, in 2015 and in 2016 acquisitions weren't significant. We also exclude sales and profits made by businesses disposed in either 2015 or 2016. In the second half of 2015, in light of the evolution of our Connections Education business we concluded that it was more appropriate to reflect a greater proportion of revenue on a net basis. At half year 2015 the adjustment had not been made and in our underlying revenue measure we have reflected this change as a portfolio adjustment. There is no corresponding profit adjustment.

Total adjusted operating profit includes the results from discontinued operations but excludes intangible charges for amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals. In 2016 we have also amended our definition of adjusted operating profit to exclude the costs of major restructuring. In January 2016, Pearson announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The scope and costs of the 2016 programme are significantly more than normal levels of restructuring that we typically absorb within our adjusted measures.

The statutory operating loss from continuing operations of £286m in the first half of 2016 compares to a loss of £129m in the first half of 2015. The increase in the loss in 2016 reflects the decline in adjusted operating profit together with exceptional restructuring charges of £171m. In 2015 we booked impairment losses of £70m relating to the sale of PowerSchool which completed later in that year. The impairment reflected the reduced market opportunity for software which was to be integrated with PowerSchool and the recognition that adoption of such software in US Schools was unlikely to occur at the rate originally envisaged. Other gains and losses in continuing operations in the first six months of 2016 of £18m mainly relate to the closure of our English language schools in Germany.

Discontinued operations
Discontinued operations in 2015 relate to the sale of the Financial Times and the Group's 50% interest in the Economist. The Economist sale was substantially completed in October 2015 and realised a gain of £473m before tax. The remaining interest in the Economist was held at fair value and subsequently sold in the first half of 2016 without realising any further gain or loss. The sale of the Financial Times completed on 30 November 2015 and realised a gain of £711m before tax. The gains on these transactions and the results for 2015 to the respective sale dates have been included in discontinued operations.

Net finance costs
Net interest payable to 30 June 2016 was £27m, compared to £29m in the first half of 2015.  The decrease in interest payable was mainly due to lower average debt levels partly offset by the impact of a stronger US dollar in the first half of 2016 compared to the first half of 2015.

Finance income and costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the statutory definition of net finance costs (but not in our adjusted measure) are foreign exchange and other gains and losses. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

In the period to 30 June 2016, the total of these items excluded from adjusted earnings was a gain of £7m compared to a gain of £26m in the period to 30 June 2015. The gains in 2016 and 2015 largely relate to foreign exchange differences on cash and cash equivalents and inter-company loans.

Taxation
Taxes on income in the period are accrued using the tax rates that would be applicable to expected annual earnings. The reported tax benefit on our statutory loss for the six months to 30 June 2016 was an £86m credit compared to a £40m credit in the period to 30 June 2015. The benefit reflects the overall mix of profits and losses projected for the full year and the tax rates expected to apply to those statutory results.

The effective tax rate applied to adjusted earnings for the six months to 30 June 2016 is 19% (2015 half year: 17%). This rate is lower than the average statutory rate applicable to the countries we operate in as it includes the benefit of tax deductions attributable to amortisation of goodwill and other intangibles. The benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payment.

Other comprehensive income
Included in other comprehensive income are the net exchange differences on translation of foreign operations. The gain on translation of £524m at 30 June 2016 compares to a loss at 30 June 2015 of £220m and has arisen due to the strength of the US Dollar and many other currencies relative to Sterling. In the first half of 2015 Sterling strengthened relative to many of the currencies that Pearson is exposed to. A significant proportion of the group's operations are based in the US and the US dollar strengthened in 2016 from an opening rate of £1:$1.47 to a closing rate at the end of June 2016 of £1:$1.34. At the end of June 2015 the US dollar had weakened slightly in comparison to the opening rate moving from £1:$1.56 to £1:$1.57.

Also included in other comprehensive income in 2016 is an actuarial gain of £1m in relation to post retirement plans of the Group and our share of the post retirement plans of PRH. The gain mainly arises from returns on plan assets which in aggregate exceeded the unfavourable impact of changes in the assumptions used to value the liabilities in the plans. The gain in 2016 compares to an actuarial loss at 30 June 2015 of £45m.

Post-retirement benefits
Pearson operates a variety of pension and post-retirement plans. Our UK group pension plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits for continuing operations amounted to £36m in the period to 30 June 2016 (30 June 2015: £40m) of which a charge of £41m (30 June 2015: £42m) was reported in adjusted operating profit and an income of £5m (30 June 2015: £2m) was reported against other net finance costs.

The overall surplus on the UK group pension plan of £337m at the end of 2015 has increased to a surplus of £446m at 30 June 2016. The movement has arisen principally due to favourable asset returns and contributions (including £90m as part of an agreement relating to the sale of the FT Group) which more than offset an unfavourable movement in the discount rate used to value the liabilities. In total, our worldwide surplus in respect of pensions and other post-retirement benefits at the end of 2015 increased from £198m to £302m at the end of June 2016.

Dividends
The dividend accounted for in the six months to 30 June 2016 is the final dividend in respect of 2015 of 34.0p. An interim dividend for 2016 of 18.0p was approved by the Board in July 2016 and will be accounted for in the second half of 2016.

Principal risks and uncertainties
The principal risks and uncertainties have not changed from those detailed in the 2015 Annual Report and are summarised below. The vote to leave the European Union has resulted in some uncertainties including a material weakening of Sterling against the Group's principal trading currencies, of which the most significant is the US dollar. The weakening of Sterling has had a translational impact on the Group's financial statements with a modest beneficial impact on results and cash flows whilst at the same time increasing the reported values of assets and liabilities on the balance sheet including net debt. If these rates were to persist into the second half of 2016 they would be expected to have a further translational impact on results and cash flows reported in Sterling.

The Group has established an executive committee to monitor the impact of Brexit on its principal risks and remains of the view that it may well add increased complexity across certain of its activities, with the potential for some short-term disruption. The Group will continue to monitor developments carefully. There remains significant uncertainty, but with a significant majority of the Group's activities outside the UK and Europe, Pearson does not currently believe that there will be, overall, a material adverse impact on the Group's results or financial position.

Business transformation and change
The pace and scope of our business transformation initiatives increase the execution risk that benefits may not be fully realised, costs of these changes may increase, or that our business as usual activities do not perform in line with our plans, or our level of customer service may not meet expectations.

Digital and services evolution and market forces
Failure to invest successfully in and deliver the right products and services.

Talent
Failure to attract, retain and develop staff, including adapting to new skill sets required to run the business.

Political and regulatory risk
Changes in policy and/or regulations have the potential to impact business model and/or decisions across all markets.

Acquisitions, divestments and joint ventures
Failure to meet financial and operational targets of acquisitions. Failure to successfully manage joint ventures and divestments in line with plans.

Testing failure
A control breakdown or service failure in our school assessment and qualifications businesses could result in financial loss and reputational damage.

Safety and security
Risk to safety and security due to increasing local and global threats.

Customer facing systems
Failure to maintain and support customer facing services, systems, and platforms, including addressing quality issues and execution on time of new products and enhancements.

Safeguarding and protection
Failure to adequately protect children and learners, particularly in our direct delivery businesses.

Business continuity
Failure to have plans in place or plans are not properly executed. Crisis management and technology disaster recovery plans may not be comprehensive.

Tax
Risk that changes in tax law or perceptions on tax planning strategies lead to higher effective tax rate or negative reputational impact.

Treasury
Inability to mitigate treasury financial risks, including the failure to secure adequate committed funding, the failure to manage exposures to financial counterparties and the failure to manage exposures to market risk such as interest and foreign exchange rates.

Data privacy and information security
Risk of a data privacy incident or other failure to comply with data privacy regulations and standards; and/or a weakness in information security, including a failure to prevent or detect a malicious attack on our systems, could result in a major data privacy breach causing reputational damage and financial loss.

Intellectual property
If we do not adequately protect our intellectual property and proprietary rights our competitive position and profits may be adversely affected and limit our ability to grow.

Competition law
Failure to comply with anti-trust and competition legislation.

Anti-bribery and corruption (ABC)
Failure to effectively manage risks associated with compliance to global and local ABC legislation.

Data quality and integrity
Unavailability of timely, complete and accurate data limits informed decision-making and increases risk of noncompliance with legal, regulatory and reporting requirements.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the period ended 30 June 2016

		2016	2015	2015
all figures in £ millions	note	half year	half year	full year

Continuing operations

Sales	2	1,866	1,997	4,468
Cost of goods sold		(912)	(967)	(1,981)
Gross profit		954	1,030	2,487

Operating expenses		(1,261)	(1,161)	(2,094)
Impairment of intangible assets		-	-	(849)
Share of results of joint ventures and associates		21	2	52
Operating loss	2	(286)	(129)	(404)

Finance costs	3	(51)	(41)	(100)
Finance income	3	31	38	71
Loss before tax	4	(306)	(132)	(433)
Income tax	5	86	40	81
Loss for the period from continuing operations		(220)	(92)	(352)

Discontinued operations

Profit for the period from discontinued operations	8	-	13	1,175

(Loss) / profit for the period		(220)	(79)	823

Attributable to:
Equity holders of the company		(221)	(79)	823
Non-controlling interest		1	-	-

(Loss) / earnings per share from continuing and discontinued operations (in pence per share)
Basic	6	(27.1)p	(9.7)p	101.2 p
Diluted	6	(27.1)p	(9.7)p	101.2 p

Loss per share from continuing operations (in pence per share)
Basic	6	(27.1)p	(11.3)p	(43.3)p
Diluted	6	(27.1)p	(11.3)p	(43.3)p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the period ended 30 June 2016
	2016	2015	2015
all figures in £ millions	half year	half year	full year

(Loss) / profit for the period	(220)	(79)	823

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	524	(220)	(69)
Currency translation adjustment disposed	-	-	(10)
Attributable tax	(1)	7	5

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations	1	(45)	118
Attributable tax	(2)	8	(24)
Other comprehensive income / (expense) for the period	522	(250)	20

Total comprehensive income / (expense) for the period	302	(329)	843

Attributable to:
Equity holders of the company	300	(329)	845
Non-controlling interest	2	-	(2)

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30 June 2016

		2016	2015	2015
all figures in £ millions	note	half year	half year	full year

Property, plant and equipment		339	317	320
Intangible assets	11	5,616	5,936	5,164
Investments in joint ventures and associates		1,192	1,068	1,103
Deferred income tax assets		282	303	276
Financial assets - Derivative financial instruments		200	68	78
Retirement benefit assets		446	160	337
Other financial assets		59	55	143
Trade and other receivables		120	95	115
Non-current assets		8,254	8,002	7,536
		945	794	841
Intangible assets - Pre-publication		945	794	841
Inventories		274	251	211
Trade and other receivables		1,343	1,274	1,284
Financial assets - Derivative financial instruments		-	52	32
Financial assets - Marketable securities		31	26	28
Cash and cash equivalents (excluding overdrafts)		980	361	1,703
Current assets		3,573	2,758	4,099
Assets classified as held for sale		-	142	-
		11
Total assets		11,827	10,902	11,635

Financial liabilities - Borrowings		(2,324)	(1,923)	(2,048)
Financial liabilities - Derivative financial instruments		(190)	(122)	(136)
Deferred income tax liabilities		(548)	(664)	(560)
Retirement benefit obligations		(144)	(137)	(139)
Provisions for other liabilities and charges		(73)	(81)	(71)
Other liabilities	12	(370)	(330)	(356)
Non-current liabilities		(3,649)	(3,257)	(3,310)
		(1,463)	(1,307)
Trade and other liabilities	12	(1,463)	(1,307)	(1,390)
Financial liabilities - Borrowings		(115)	(733)	(282)
Financial liabilities - Derivative financial instruments		(8)	(18)	(29)
Current income tax liabilities		(102)	(106)	(164)
Provisions for other liabilities and charges		(30)	(44)	(42)
Current liabilities		(1,718)	(2,208)	(1,907)
Liabilities classified as held for sale		-	(33)	-
		(5,
Total liabilities		(5,367)	(5,498)	(5,217)

Net assets		6,460	5,404	6,418

Share capital		205	205	205
Share premium		2,594	2,583	2,590
Treasury shares		(69)	(72)	(72)
Reserves		3,727	2,682	3,691
Total equity attributable to equity holders of the company		6,457	5,398	6,414
Non-controlling interest		3	6	4
Total equity		6,460	5,404	6,418

The condensed consolidated financial statements were approved by the Board on 28 July 2016.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the period ended 30 June 2016

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity

all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
2016 half year
At 1 January 2016	205	2,590	(72)	(7)	3,698	6,414	4	6,418
Loss for the period	-	-	-	-	(221)	(221)	1	(220)
Other comprehensive income	-	-	-	523	(2)	521	1	522
Total comprehensive income	-	-	-	523	(223)	300	2	302
Equity-settled transactions	-	-	-	-	16	16	-	16
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	3	-	(3)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	(3)	(3)
Dividends	-	-	-	-	(277)	(277)	-	(277)
At 30 June 2016	205	2,594	(69)	516	3,211	6,457	3	6,460
2015 half year
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Loss for the period	-	-	-	-	(79)	(79)	-	(79)
Other comprehensive expense	-	-	-	(220)	(30)	(250)	-	(250)
Total comprehensive expense	-	-	-	(220)	(109)	(329)	-	(329)
Equity-settled transactions	-	-	-	-	21	21	-	21
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	-	4	-	-	-	4	-	4
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	3	-	(3)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(277)	(277)	-	(277)
At 30 June 2015	205	2,583	(72)	(150)	2,832	5,398	6	5,404

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY continued
for the period ended 30 June 2016

	Equity attributable to the equity holders of the company						Non-controlling interest	Total equity

all figures in £ millions	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
2015 full year
At 1 January 2015	205	2,579	(75)	70	3,200	5,979	6	5,985
Profit for the period	-	-	-	-	823	823	-	823
Other comprehensive income	-	-	-	(77)	99	22	(2)	20
Total comprehensive income	-	-	-	(77)	922	845	(2)	843
Equity-settled transactions	-	-	-	-	26	26	-	26
Tax on equity-settled transactions	-	-	-	-	(1)	(1)	-	(1)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11		11
Purchase of treasury shares	-	-	(23)	-	-	(23)	-	(23)
Release of treasury shares	-	-	26	-	(26)	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-
Dividends	-	-	-	-	(423)	(423)	-	(423)
At 31 December 2015	205	2,590	(72)	(7)	3,698	6,414	4	6,418

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the period ended 30 June 2016

		2016	2015	2015
all figures in £ millions	note	half year	half year	full year

Cash flows from operating activities
Net cash (used in) / generated from operations	16	(266)	(275)	518
Interest paid		(22)	(25)	(75)
Tax paid		(35)	(74)	(232)
Net cash (used in) / generated from operating activities		(323)	(374)	211

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	13	(12)	(7)	(9)
Acquisition of joint ventures and associates		-	(2)	(11)
Purchase of investments		(3)	(1)	(7)
Purchase of property, plant and equipment		(45)	(36)	(86)
Purchase of intangible assets		(67)	(59)	(161)
Disposal of subsidiaries, net of cash disposed		(37)	3	1,030
Proceeds from sale of joint ventures and associates		-	-	379
Proceeds from sale of investments	8	92	-	13
Proceeds from sale of property, plant and equipment		-	-	2
Proceeds from sale of intangible assets		-	-	1
Proceeds from sale of liquid resources		14	5	17
Loans repaid by related parties		27	54	7
Investment in liquid resources		(18)	(16)	(29)
Interest received		4	8	24
Dividends received from joint ventures and associates		24	39	162
Net cash (used in) / generated from investing activities		(21)	(12)	1,332

Cash flows from financing activities
Proceeds from issue of ordinary shares		4	4	11
Purchase of treasury shares		-	-	(23)
Proceeds from issue of commercial paper		-	175	-
Proceeds from borrowings		-	372	372
Repayment of borrowings		(245)	(14)	(300)
Finance lease principal payments		(1)	(2)	(1)
Dividends paid to company's shareholders		(277)	(277)	(423)
Net cash (used in) / generated from financing activities		(519)	258	(364)

Effects of exchange rate changes on cash and cash equivalents		69	(32)	(19)
Net (decrease) / increase in cash and cash equivalents		(794)	(160)	1,160

Cash and cash equivalents at beginning of period		1,671	511	511
Cash and cash equivalents at end of period		877	351	1,671

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the period ended 30 June 2016

1.  Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 'Interim Financial Reporting' as adopted by the European Union (EU). The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2015 which have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee interpretations as adopted by the EU. In respect of accounting standards applicable to the group in the current period there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2015 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value.

In April 2016 the IFRS Interpretations Committee (IFRS IC) rejected a request to add to its agenda an item concerning cash pooling arrangements, specifically addressing when and whether particular cash pooling arrangements would meet the requirements for offsetting in accordance with IAS 32 'Financial Instruments: Presentation'.  After consideration of the IFRS IC rejection notice, Pearson has settled many of the balances within its cash pooling arrangements during the first half of 2016 and has chosen to show any residual balances within these arrangements gross in the balance sheet at 30 June 2016. Pearson has considered the prior year comparatives in light of this guidance, and has concluded that those balances at 30 June and 31 December 2015 that would not meet these requirements for net treatment are immaterial for restatement in the context of the overall presentation of the Group's balance sheet at these dates. The 2015 Annual Report refers to new standards that the Group will adopt in future periods but that are not yet effective in 2016. The Group is currently in the process of assessing the impact of these new standards and will provide more information on their impact in due course.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the Group's accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2015 Annual Report.

The financial information for the year ended 31 December 2015 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2015 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

The condensed consolidated financial statements and related notes for the six months to 30 June 2016 have been reviewed by the auditors and their review opinion is included at the end of these statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

2. Segment information

The primary segments for management and reporting are Geographies (North America, Core and Growth). In addition, the Group separately discloses the results from the Penguin Random House associate (PRH). The results of the FT Group (to 30 November 2015) are shown as discontinued in the relevant periods. In addition to restatements to reflect the FT Group in discontinued operations, we have also restated 2015 to reflect changes in management responsibilities between the Geographies which were effective from 1 January 2016.

	2016	2015	2015
all figures in £ millions	half year	half year	full year
		restated	restated

Sales by Geography
North America	1,164	1,263	2,940
Core	370	391	815
Growth	332	343	713
Sales - continuing operations	1,866	1,997	4,468
Sales - discontinued operations	-	160	312
Total sales	1,866	2,157	4,780

Adjusted operating profit by Geography
North America	2	19	480
Core	(7)	33	105
Growth	(12)	(22)	(3)
PRH	32	24	90
Adjusted operating profit - continuing operations	15	54	672
Adjusted operating profit - discontinued operations	-	18	51
Total adjusted operating profit	15	72	723

There were no material inter-segment sales.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

2. Segment information continued

The following table reconciles adjusted operating profit to operating profit for each of our primary segments.

	North America	Core	Growth	PRH	Continuing	Discontinued	Total
all figures in £ millions
2016 half year

Adjusted operating profit / (loss)	2	(7)	(12)	32	15	-	15
Costs of major restructuring	(109)	(20)	(40)	(2)	(171)	-	(171)
Other net gains and losses	-	(18)	-	-	(18)	-	(18)
Intangible charges	(75)	(6)	(14)	(17)	(112)	-	(112)
Operating (loss) / profit	(182)	(51)	(66)	13	(286)	-	(286)
2015 half year (restated)

Adjusted operating profit	19	33	(22)	24	54	18	72
Costs of major restructuring	-	-	-	-	-	-	-
Other net gains and losses	(70)	-	-	-	(70)	-	(70)
Intangible charges	(53)	(16)	(23)	(21)	(113)	(1)	(114)
Operating (loss) / profit	(104)	17	(45)	3	(129)	17	(112)
2015 full year (restated)

Adjusted operating profit / (loss)	480	105	(3)	90	672	51	723
Costs of major restructuring	-	-	-	-	-	-	-
Other net gains and losses	19	(5)	-	(1)	13	1,184	1,197
Intangible charges	(386)	(79)	(583)	(41)	(1,089)	(3)	(1,092)
Operating profit / (loss)	113	21	(586)	48	(404)	1,232	828

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

2. Segment information continued

Adjusted operating profit is one of Pearson's key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

In 2016 the definition of adjusted operating profit has been amended to exclude the costs of major restructuring activity. In January 2016, Pearson announced that it was embarking on a restructuring programme to simplify the business, reduce costs and position the company for growth in its major markets. The costs of this programme in 2016 are significant enough to exclude in our adjusted operating profit measure so as to better highlight the underlying performance. There was no major restructuring in 2015 and accordingly the change has no effect on the comparative adjusted operating profit.

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the Group. In 2016, the losses in the Core segment mainly relate to the closure of our English language schools in Germany. In 2015, other gains and losses included in discontinued operations relate to the sale of the FT Group including the 50% share of the Economist. Included in other net gains and losses within continuing operations in 2015 in the North America segment is the profit on disposal of PowerSchool net of small losses on other investments. At the half year in 2015 we booked impairment losses of £70m relating to the sale of PowerSchool which subsequently completed in the second half of 2015.

Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit when relevant as these items reflect past acquisition activity and don't necessarily reflect the current year performance of the Group. In the second half of 2015, intangible charges included an impairment of goodwill and intangibles in our North American business of £282m, our core business of £37m and our Growth business of £530m.

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the Group operating profit.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

3.  Net finance costs

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Net interest payable	(27)	(29)	(46)
Finance income in respect of retirement benefits	5	2	4
Net foreign exchange gains / (losses)	(9)	28	7
Derivatives not in a hedging relationship	11	(4)	6
Net finance costs	(20)	(3)	(29)

Analysed as:
Finance costs	(51)	(41)	(100)
Finance income	31	38	71
Net finance costs	(20)	(3)	(29)

Analysed as:
Net interest payable	(27)	(29)	(46)
Other net finance income	7	26	17
Net finance costs	(20)	(3)	(29)

Net finance costs classified as other net finance income / costs are excluded in the calculation of our adjusted earnings.

We have excluded finance costs relating to retirement benefits as we believe the presentation does not reflect the economic substance of the underlying assets and liabilities.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2016 and 2015 the foreign exchange gains and losses largely relate to foreign exchange differences on unhedged US dollar and Euro loans, cash and cash equivalents.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

4. Profit before tax

		2016	2015	2015
all figures in £ millions	note	half year	half year	full year

Loss before tax - continuing operations		(306)	(132)	(433)
Costs of major restructuring	2	171	-	-
Intangible charges	2	112	113	1,089
Other gains and losses	2	18	70	(13)
Other net finance income	3	(7)	(26)	(17)
Adjusted (loss) / profit before tax - continuing operations		(12)	25	626
Adjusted profit before tax - discontinued operations		-	18	51
Total adjusted (loss) / profit before tax		(12)	43	677

5.  Income tax

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Income tax benefit - continuing operations	86	40	81
Tax benefit on costs of major restructuring	(54)	-	-
Tax benefit on intangible charges	(32)	(30)	(257)
Tax (benefit) / charge on other gains and losses	-	(23)	40
Tax charge on other net finance costs	1	5	7
Tax amortisation benefit on goodwill and intangibles	1	5	33
Adjusted income tax benefit / (charge) - continuing operations	2	(3)	(96)
Adjusted income tax charge - discontinued operations	-	(4)	(9)
Total adjusted income tax benefit / (charge)	2	(7)	(105)
Tax rate reflected in adjusted earnings	19.0%	17.0%	15.5%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from the profit or loss before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

A further reduction in the UK corporation tax rate to 17% from 1 April 2020 was announced in the 2016 Finance Bill. As the proposals had not been substantively enacted at 30 June 2016 they have not been reflected in these financial statements. We do not believe that these changes in rates will have a material effect on our deferred tax balances.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

6.  Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares. A dilution is not calculated for a loss.

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Loss for the period from continuing operations	(220)	(92)	(352)
Non-controlling interest	(1)	-	-
Loss from continuing operations	(221)	(92)	(352)
Profit for the period from discontinued operations	-	13	1,175
Non-controlling interest	-	-	-
(Loss) / earnings	(221)	(79)	823

Weighted average number of shares (millions)	815.0	813.2	813.3
Effect of dilutive share options (millions)	-	-	-
Weighted average number of shares (millions) for diluted earnings	815.0	813.2	813.3

(Loss) / earnings per share from continuing and discontinued operations
Basic	(27.1)p	(9.7)p	101.2 p
Diluted	(27.1)p	(9.7)p	101.2 p

Loss per share from continuing operations
Basic	(27.1)p	(11.3)p	(43.3)p
Diluted	(27.1)p	(11.3)p	(43.3)p

7.  Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

7.  Adjusted earnings per share continued

		Statutory income	Re-analyse discontinued ops	Costs of major restructuring	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2016 half year

Operating profit	2	(286)	-	171	18	-	112	-	-	15
Net finance costs	3	(20)	-	-	-	-	-	(7)	-	(27)
Loss before tax	4	(306)	-	171	18	-	112	(7)	-	(12)
Income tax	5	86	-	(54)	-	-	(32)	1	1	2
Loss for the period - continuing		(220)	-	117	18	-	80	(6)	1	(10)
Profit for the period - discontinued	8	-	-	-	-	-	-	-	-	-
Loss for the period		(220)	-	117	18	-	80	(6)	1	(10)
Non - controlling interest		(1)	-	-	-	-	-	-	-	(1)
Loss		(221)	-	117	18	-	80	(6)	1	(11)

Weighted average number of shares (millions)										815.0
Weighted average number of shares (millions) for diluted earnings										815.0

Adjusted loss per share (basic)										(1.3)p
Adjusted loss per share (diluted)										(1.3)p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

7. Adjusted earnings per share continued

		Statutory income	Re-analyse discontinued ops	Costs of major restructuring	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2015 half year

Operating profit	2	(129)	18	-	70	-	113	-	-	72
Net finance costs	3	(3)	-	-	-	-	-	(26)	-	(29)
Profit before tax	4	(132)	18	-	70	-	113	(26)	-	43
Income tax	5	40	(4)	-	(23)	-	(30)	5	5	(7)
Profit for the period - continuing		(92)	14	-	47	-	83	(21)	5	36
Profit for the period - discontinued	8	13	(14)	-	-	-	1	-	-	-
Profit for the period		(79)	-	-	47	-	84	(21)	5	36
Non - controlling interest		-	-	-	-	-	-	-	-	-
Earnings		(79)	-	-	47	-	84	(21)	5	36

Weighted average number of shares (millions)										813.2
Weighted average number of shares (millions) for diluted earnings										813.2

Adjusted earnings per share (basic)										4.4p
Adjusted earnings per share (diluted)										4.4p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

7. Adjusted earnings per share continued
		Statutory income	Re-analyse discontinued ops	Costs of major restructuring	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income
all figures in £ millions	note

2015 full year

Operating profit	2	(404)	51	-	(13)	-	1,089	-	-	723
Net finance costs	3	(29)	-	-	-	-	-	(17)	-	(46)
Profit before tax	4	(433)	51	-	(13)	-	1,089	(17)	-	677
Income tax	5	81	(9)	-	40	-	(257)	7	33	(105)
Profit for the period - continuing		(352)	42	-	27	-	832	(10)	33	572
Profit for the period - discontinued	8	1,175	(42)	-	(1,135)	-	2	-	-	-
Profit for the period		823	-	-	(1,108)	-	834	(10)	33	572
Non - controlling interest		-	-	-	-	-	-	-	-	-
Earnings		823	-	-	(1,108)	-	834	(10)	33	572

Weighted average number of shares (millions)									813.3
Weighted average number of shares (millions) for diluted earnings									813.3

Adjusted earnings per share (basic)									70.3p
Adjusted earnings per share (diluted)									70.3p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

8. Discontinued operations

On 16 October 2015, Pearson substantially completed the sale of its 50% interest in the Economist and on 30 November 2015 Pearson completed the sale of the Financial Times. The results of the Economist and the Financial Times are included in discontinued operations to the date of sale in 2015.

The sales and profit for the period for discontinued operations are analysed below.

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Sales by discontinued operations	-	160	312
	-
Operating profit included in adjusted earnings	-	18	51
Intangible amortisation	-	(1)	(3)
Gain on disposal of the Financial Times	-		711
Gain on disposal of the Economist	-		473
Profit before tax	-	17	1,232
Attributable tax charge	-	(4)	(57)
Profit for the period - discontinued operations	-	13	1,175
	-
Operating profit included in adjusted earnings	-	18	51
Attributable tax charge	-	(4)	(9)
Profit for the period included in adjusted earnings	-	14	42
Intangible amortisation	-	(1)	(3)
Attributable tax benefit	-	-	1
Gain on disposal of the Financial Times	-	-	711
Attributable tax charge	-	-	(49)
Gain on disposal of the Economist	-	-	473
Attributable tax charge	-	-	-
Profit for the period - discontinued operations	-	13	1,175

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

8. Discontinued operations continued

The gains on disposal of the Financial Times and Economist in 2015 are shown in the tables below.

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Gain on sale of the Financial Times

Proceeds	-	-	858
Net assets disposed	-	-	(100)
Cost of disposal	-	-	(47)
Gain on disposal before tax	-	-	711
Attributable tax charge	-	-	(49)
Gain on disposal after tax	-	-	662

Gain on sale of the Economist

Proceeds	92	-	377
Re-measurement of retained asset at fair value	-	-	92
Net (assets) / liabilities disposed	(92)	-	4
Cost of disposal	-	-	-
Gain on disposal before tax	-	-	473
Attributable tax charge	-	-	-
Gain on disposal after tax	-	-	473

The amount included as re-measurement of retained assets related to an 11% stake in the Economist which was held at fair value within other financial assets on the balance sheet at 31 December 2015 but has subsequently been disposed in the first half of 2016 with no further gain or loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the period ended 30 June 2016

9. Dividends

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Amounts recognised as distributions to equity shareholders in the period	277	277	423

The directors are proposing an interim dividend of 18.0p per equity share, payable on 16 September 2016 to shareholders on the register at the close of business on 19 August 2016. This interim dividend, which will absorb an estimated £147m of shareholders' funds, has not been included as a liability as at 30 June 2016.

10. Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2016	2015	2015
	half year	half year	full year

Average rate for profits	1.41	1.53	1.53
Period end rate	1.34	1.57	1.47

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued

for the period ended 30 June 2016

11. Non-current intangible assets

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Goodwill	4,534	4,800	4,134
Other intangibles	1,082	1,136	1,030
Non-current intangible assets	5,616	5,936	5,164

There were no impairments to goodwill or intangibles in the period to June 2016, In the second half of 2015, following significant economic and market deterioration in the Group's operations in emerging markets and ongoing cyclical and policy related pressures in the Group's mature market operations, management's expectations of future returns were revised downwards. It was determined during the goodwill impairment review in 2015 that the fair value less costs of disposal of the Growth, North America and Core CGUs no longer supported the carrying value of the goodwill. An impairment of £507m was booked in respect of the Group's Growth operations, representing impairments of £269m in the Brazil CGU, £181m in the China CGU, £48m in the South Africa CGU and £9m in the Other Growth CGU, thereby bringing the carrying value of goodwill in those CGUs down to £nil. Impairments of £10m and £13m were also booked in respect of other acquired intangibles in the South Africa and Other Growth CGUs respectively, bringing their carrying value down to £nil. Impairments of £282m and £37m were also booked in respect of the North America and Core CGUs respectively, bringing the carrying value of the goodwill in those CGUs down to fair value less costs of disposal.

12. Trade and other liabilities

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Trade payables	(224)	(179)	(319)
Accruals	(542)	(452)	(393)
Deferred income	(797)	(733)	(766)
Other liabilities	(270)	(273)	(268)
Trade and other liabilities	(1,833)	(1,637)	(1,746)

Analysed as:
Trade and other liabilities - current	(1,463)	(1,307)	(1,390)
Other liabilities - non-current	(370)	(330)	(356)
Total trade and other liabilities	(1,833)	(1,637)	(1,746)

The deferred income balance comprises principally multi-year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school and college businesses; and obligations to deliver digital content in future periods.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

13. Business combinations

There were no significant acquisitions completed in the period and there were no material adjustments to prior year acquisitions.

The net cash outflow relating to acquisitions in the period is shown in the table below:

Total
all figures in £ millions

Cash - Current period acquisitions	(6)
Deferred payments for prior period acquisitions and other items	(6)
Net cash outflow on acquisitions	(12)

14.    Net debt

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Non-current assets
Derivative financial instruments	200	68	78
Current assets
Derivative financial instruments	-	52	32
Marketable securities	31	26	28
Cash and cash equivalents (excluding overdrafts)	980	361	1,703
Non-current liabilities
Borrowings	(2,324)	(1,923)	(2,048)
Derivative financial instruments	(190)	(122)	(136)
Current liabilities
Borrowings	(115)	(733)	(282)
Derivative financial instruments	(8)	(18)	(29)
Total net debt	(1,426)	(2,289)	(654)

In May 2016, Pearson repaid its $350m 4.0% US Dollar Notes on maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

15. Classification of assets and liabilities measured at fair value
---------Level 2---------	-----Level 3------

	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

2016 half year

Investment in listed securities	-	-	-	-	-	-
Investment in unlisted securities	-	-	-	59	-	59
Marketable securities	31	-	-	-	-	31
Derivative financial instruments	-	200	-	-	-	200
Total financial assets held at fair value	31	200	-	59	-	290

Derivative financial instruments	-	(198)	-	-	-	(198)
Total financial liabilities held at fair value	-	(198)	-	-	-	(198)

2015 half year

Investment in listed securities	9	-	-	-	-	9
Investment in unlisted securities	-	-	-	46	-	46
Marketable securities	26	-	-	-	-	26
Derivative financial instruments	-	120	-	-	-	120
Total financial assets held at fair value	35	120	-	46	-	201

Derivative financial instruments	-	(140)	-	-	-	(140)
Total financial liabilities held at fair value	-	(140)	-	-	-	(140)

Investment in listed securities	-	-	-	-	-	-
Investment in unlisted securities	-	-	-	143	-	143
Marketable securities	28	-	-	-	-	28
Derivative financial instruments	-	110	-	-	-	110
Total financial assets held at fair value	28	110	-	143	-	281

Derivative financial instruments	-	(165)	-	-	-	(165)
Total financial liabilities held at fair value	-	(165)	-	-	-	(165)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

15. Classification of assets and liabilities measured at fair value continued

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the period.

The market value of Pearson's bonds is £2,268m (2015 half year: £2,450m, 2015 full year: £2,245m) compared to their carrying value of £2,322m (2015 half year: £2,453m, 2015 full year:: £2,284m). For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Investments in unlisted securities
At beginning of period	143	45	45
Exchange differences	4	-	3
Additions	4	1	101
Fair value movements	-	-	-
Disposals	(92)	-	(6)
At end of period	59	46	143

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

16. Cash flows

	2016	2015	2015
all figures in £ millions	half year	half year	full year

Reconciliation of (loss) / profit for the period to net cash (used in) / generated from operations

(Loss) / profit for the period	(220)	(79)	823
Income tax	(86)	(36)	(24)
Depreciation, amortisation and impairment charges	184	167	1,200
Net loss / (profit) on disposal of businesses and fixed assets	24	74	(1,194)
Net finance costs	20	3	29
Share of results of joint ventures and associates	(21)	(10)	(68)
Share-based payment costs	16	21	26
Net foreign exchange adjustment	2	(6)	22
Pre-publication	(22)	(43)	(57)
Inventories	(39)	(34)	10
Trade and other receivables	36	(70)	(99)
Trade and other liabilities	(52)	(221)	(80)
Retirement benefit obligations	(99)	(37)	(57)
Provisions	(9)	(4)	(13)
Net cash (used in) / generated from operations	(266)	(275)	518

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

16. Cash flows continued

		2016	2015	2015
all figures in £ millions	note	half year	half year	full year

Reconciliation of net cash (used in) / generated from operations to closing net debt

Net cash (used in) / generated from operations		(266)	(275)	518
Dividends from joint ventures and associates		24	39	162
Net purchase of PPE including finance lease principal payments		(46)	(38)	(85)
Net purchase of intangible assets		(67)	(59)	(160)
Add back: costs of major restructuring paid		55	-	-
Add back: special pension contribution		90	-	-
Operating cash flow		(210)	(333)	435
Operating tax paid		(53)	(74)	(129)
Net operating finance costs paid		(18)	(17)	(51)
Operating free cash flow		(281)	(424)	255
Costs of major restructuring paid		(55)	-	-
Special pension contribution (net of tax)		(72)	-	-
Non-operating tax paid		-	-	(103)
Free cash flow		(408)	(424)	152
Dividends paid (including to non-controlling interests)		(277)	(277)	(423)
Net movement of funds from operations		(685)	(701)	(271)
Acquisitions and disposals		40	(7)	1,395
Purchase of treasury shares		-	-	(23)
Loans repaid		27	54	7
New equity		4	4	11
Other movements on financial instruments		(3)	(9)	(1)
Net movement of funds		(617)	(659)	1,118
Exchange movements on net debt		(155)	9	(133)
Total movement in net debt		(772)	(650)	985
Opening net debt		(654)	(1,639)	(1,639)
Closing net debt	14	(1,426)	(2,289)	(654)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures.

Special pension contributions of £90m (£72m net of tax) in the first half of 2016 relate to the sale of the FT Group.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the period ended 30 June 2016

17. Contingencies

There are contingent Group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the Group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

18. Related parties

At 30 June 2016 the Group had loans to Penguin Random House (PRH) of £19m (2015 half year: £nil, 2015 full year: £47m) which were unsecured with interest calculated based on market rates. The loans are provided under a working capital facility and fluctuate during the year. At 30 June 2016, the Group also had a current asset receivable from PRH of £6m (2015 half year: £12m, 2015 full year: £27m) arising from the provision of services. Service fee income from PRH for the first 6 months of 2015 was £2m (2015 half year: £12m, 2015 full year: £16m)

Apart from transactions with the Group's associates and joint ventures noted above, there were no other material related party transactions and no guarantees have been provided to related parties in the period.

19. Events after the balance sheet date

There were no significant post balance sheet events.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that these condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8 namely:

●  An indication of important events that have occurred during the first six months and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
●  Material related party transactions in the first six months and any material changes in related party transactions described in the 2015 Annual Report.

The directors of Pearson plc are listed in the 2015 Annual Report. There have been no changes to the Board since the publication of the Annual Report:

A list of current directors is maintained on the Pearson plc website: www.pearson.com.

By order of the Board

John Fallon
Chief Executive
28 July 2016

Coram Williams
Chief Financial Officer
28 July 2016

INDEPENDENT REVIEW REPORT TO PEARSON PLC

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Pearson plc's condensed consolidated interim financial statements (the 'interim financial statements') in the interim results of Pearson plc for the 6 month period ended 30 June 2016. Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What we have reviewed

The interim financial statements comprise:
●  the condensed consolidated balance sheet as at 30 June 2016;
●  the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●  the condensed consolidated cash flow statement for the period then ended;
●  the condensed consolidated statement of changes in equity for the period then ended; and
●  the explanatory notes to the interim financial statements.

The interim financial statements included in the interim results have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority.
As disclosed in note 1 to the interim financial statements, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.
Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The interim results, including the interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim results in accordance with the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority.
Our responsibility is to express a conclusion on the interim financial statements in the interim results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Rules and Transparency Rules of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO PEARSON PLC continued

What a review of condensed consolidated financial statements involves

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the interim results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants
28 July 2016
London

a)   The maintenance and integrity of the Pearson plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim financial statements since they were initially presented on the website.
b)   Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 July 2016

By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary